Putnam Investments

100 Federal Street

Boston, MA 02110

October 5, 2022

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attn: Timothy Worthington

Re:	Putnam ESG Core Bond ETF, Putnam ESG High Yield ETF, Putnam ESG Ultra Short ETF, Putnam PanAgora ESG Emerging Markets Equity ETF and Putnam PanAgora ESG International Equity ETF (each a “Fund” and collectively, the “Funds”), each a series of Putnam ETF Trust (the “Trust” or “Registrant”) (Securities Act File No. 333-253222 and Investment Company Act File No. 811-23643) – Form N-1A

Dear Mr. Worthington:

This letter responds to comments that you provided telephonically on July 27, 2022 regarding Registrant’s registration statement on Form N-1A relating to the Funds, which was filed with the Securities and Exchange Commission (the “Commission”) on June 8, 2022. Your comments and our responses are set forth below. Any term that is used, but not defined, in this letter retains the same meaning as used by Registrant in the registration statement. With respect to comments that are relevant to all Funds, the response is with respect to all Funds.

General

1.	Comment: Please bold the following language in the Fund Summary—Fees and Expenses section of each Fund’s prospectus: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Response: Registrant has revised the Fund Summary—Fees and Expenses section to bold the requested language.

2.	Comment: Please conform the language in the Fund Summary—Portfolio Turnover section of each Fund’s prospectus to the language prescribed by Form N-1A.

Response: Registrant respectfully declines to make the change given that the language regarding portfolio turnover contains comparable information to the language in Form N-1A, as is permitted in General instruction 1(b) to Item 3 of Form N-1A.

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All Funds

Prospectus

Prospectus Summary – Principal Investment Strategies

3.	Comment: The Funds intend to use scores from third-party data/scoring providers to select investments. Please identify the provider or primary providers that each Fund intends to use and summarize their respective methodologies. Please also include disclosure regarding any related risks in each Fund’s principal investment risks.

Response: None of the Funds intends to rely solely on third-party data or scoring providers to select investments, although the Funds may utilize ESG data from several third-party resources, including MSCI and Sustainalytics, as inputs to the research process.

As noted in the disclosure, each of Putnam ESG Core Bond ETF, Putnam ESG High Yield ETF and Putnam ESG Ultra Short ETF evaluates investments by identifying relevant ESG criteria on a sector-specific basis using an internally developed materiality map, which is informed by the ESG issues identified by the Sustainability Accounting Standards Board as material to companies or issuers within a particular industry. As noted in the disclosure, independent third-party data is just one of multiple inputs in Putnam Management’s analytical process, which also includes, among other external inputs, company disclosures, non-governmental organization or government disclosures, and public data sources. Importantly, the prospectus for each of the Funds states that “[w]hile Putnam Management may consider independent third-party data as a part of its analytical process, the portfolio management team performs its own independent analysis of issuers and does not rely solely on third-party screens.”

In the case of Putnam PanAgora ESG International Equity ETF and Putnam PanAgora ESG Emerging Markets ETF, PanAgora will assign each company an ESG rating based on proprietary ESG scores plus other proprietary factors measuring a company’s financial and operational health. Again, PanAgora may use third-party data as part of its investment process but does not rely solely on third-party screens. Putnam Management will add the following equivalent prospectus disclosure regarding the lack of reliance solely on third-party screens for each of these Funds:

“While PanAgora may consider independent third-party data as a part of its analytical process, the portfolio management team performs its own independent analysis of issuers and does not rely solely on third-party screens.”

Given that each of the Funds selects investments based on a proprietary internal investment approach and not solely based on third-party screens, Putnam Management does not believe that an identification of the primary provider or providers and summary of their methodologies is necessary and could potentially confuse investors as to the significance of third-party data. We are aware that the Commission’s ESG disclosure rule proposal1 would require any ESG-focused fund that uses an internal methodology, a third-party data provider, or a combination thereof, in evaluating, selecting, or excluding investments, to describe how the fund uses the methodology, third-party data provider, or combination thereof, as applicable in tabular form in the summary

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[1]	Enhanced Disclosures by Certain Investment Advisers and Investment Companies about Environmental, Social, and Governance Investment Practices (Release No. 33-11068).
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prospectus with additional disclosure in the statutory prospectus. However, such disclosure is not currently required by Form N-1A and Registrant respectfully declines to add the requested disclosure.

4.	Comment: Please disclose (1) whether each Fund’s ESG criteria or factors are applied to every investment the Fund makes, or only to some of its investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors – if the latter, the Fund’s disclosure should, if accurate, state that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered.

Response: Registrant confirms that each Fund’s ESG criteria or factors will be applied to every investment the Fund makes that is subject to the Fund’s 80% policy. Registrant believes that the existing disclosure in the prospectus reflects this approach. The summary prospectus for each of Putnam ESG Core Bond ETF and Putnam ESG Ultra Short ETF includes the following statement: “[u]nder normal circumstances, the fund invests at least 80% of the value of its net assets in fixed-income securities that meet Putnam Management’s ESG criteria.” The summary prospectus for Putnam ESG High Yield ETF includes the following statement: “[u]nder normal circumstances, the fund invests at least 80% of the value of its net assets in fixed-income securities rated below investment grade that meet Putnam Management’s ESG criteria.” With respect to Putnam PanAgora ESG Emerging Markets ETF, the summary prospectus states that “[u]nder normal circumstances, the fund invests at least 80% of the fund’s net assets in equity securities of emerging markets companies that meet PanAgora’s ESG criteria” and in the case of Putnam PanAgora ESG International Equity ETF, “[u]nder normal circumstances, the fund invests at least 80% of the fund’s net assets in equity securities of companies that meet PanAgora’s ESG criteria.”

In order to clarify the fact that each Fund may not apply ESG criteria or factors to investments that are not subject to the 80% policy (i.e., the 20% bucket), Registrant proposes to add the following or similar disclosure to the summary prospectus section for each of the Funds (by way of example, for Putnam ESG Core Bond ETF):

“Putnam Management may not apply ESG criteria to investments that are not subject to the fund’s 80% policy and such investments may not meet Putnam Management’s ESG criteria.”

Registrant also confirms that ESG is one of several factors that are considered by each Fund in making investment decisions and believes that existing disclosure in the prospectus for each Fund reflects this approach. For example, the prospectus for each of Putnam ESG Core Bond ETF, Putnam ESG High Yield ETF, and Putnam ESG Ultra Short ETF states that “[t]he fund may consider, among other factors, a company’s or issuer’s ESG criteria (as described below), credit, interest rate, liquidity and prepayment risks, as well as general market conditions, when deciding whether to buy or sell investments.” Importantly, although each of the Funds may consider several factors in addition to ESG, an investment must satisfy the relevant ESG criteria in order to count towards the Fund’s 80% policy.

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Statement of Additional Information

Table of Contents, page I-2

5.	Comment: Please correct the page numbering in the table of contents in each Fund’s Statement of Additional Information.

Response: Registrant has made the requested change.

Appendix A, pages II-109-II-138

6.	Comment: Please disclose, where appropriate, how the Funds will approach relevant ESG proxy issues for their portfolio companies. Alternatively, the Funds should explain in correspondence why they believe such disclosure is not required.

Response: Registrant believes that an appropriate place for proxy voting disclosure is in response to Item 17(f) of Form N-1A. Registrant respectfully submits that Putnam Management’s full proxy voting policy adopted under the Investment Advisers Act of 1940, as amended, is included as Appendix A of each Fund’s Statement of Additional Information and describes how Putnam Management will approach governance matters and non-routine shareholder proposals in voting proxies for the Funds, including if such proposals relate to ESG matters. In relevant part, the policy states:

“Environmental and Social

Putnam believes that sustainable environmental practices and sustainable social policies are important components of long-term value creation. Companies should evaluate the potential risks to their business operations that are directly related to environmental and social factors (among others). In evaluating shareholder proposals relating to environmental and social initiatives, Putnam takes into account (1) the relevance and materiality of the proposal to the company’s business, (2) whether the proposal is well crafted (e.g., whether it references science-based targets, or standard global protocols), and (3) the practicality or reasonableness of implementing the proposal.

Putnam may support well-crafted and well-targeted proposals that request additional reporting or disclosure on a company’s plans to mitigate risk to the company related to the following issues and/or their strategies related to these issues: Environmental issues, including but not limited to, climate change, greenhouse gas emissions, renewable energy, and broader sustainability issues; and Social issues, including but not limited to, fair pay, employee diversity and development, safety, labor rights, supply chain management, privacy and data security.

Putnam will consider factors such as (i) the industry in which the company operates, (ii) the company’s current level of disclosure, (iii) the company’s level of oversight, (iv) the company’s management of risk arising out of these matters,

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(v) whether the company has suffered a material financial impact. Other factors may also be considered.

Putnam will consider the recommendation of its third-party proxy service provider and may consider other factors such as third-party evaluations of ESG performance.

Additionally, Putnam may vote on a case-by-case basis on proposals which ask a company to take action beyond reporting where our third-party proxy service provider has identified one or more reasons to warrant a vote FOR.”

Putnam ESG Core Bond ETF, Putnam ESG High Yield ETF and Putnam ESG Ultra Short ETF

Prospectus

Prospectus Summary – Principal Investment Strategies

7.	Comment: In light of the following statement in each Fund’s principal investment strategies, which suggests that ESG factors are among many factors considered, please clarify whether ESG factors are applied to all of the Fund’s investments: “[t]he [F]und may consider, among other factors, a company’s or issuer’s ESG criteria.”

Response: Please refer to the response to comment 4 above.

8.	Comment: Please clarify the term “materiality map” in plain English.

Response: Registrant plans to add the following disclosure after the reference to the “materiality map” in the principal investment strategies section:

“A materiality map provides a guide to understanding which ESG criteria are more or less important for a given sector or subsector; it includes those ESG criteria that may be reasonably likely to influence investment decision-making. Putnam Management constructs the materiality map by evaluating the significance of specified ESG criteria (i.e., board structure and composition, diversity, equity and inclusion, or climate change risk, among others) in specific industries (i.e., consumer, healthcare, financials, etc.), subsectors, or countries. Putnam Management then categorizes the relevance of each ESG criteria for each industry, subsector, or country.”

9.	Comment: With respect to the fifth and sixth paragraphs of each Fund’s principal investment strategies, please clarify whether ESG factors are considered differently from ESG criteria. Please also confirm whether the fifth and sixth paragraphs in this section describe a separate screening process. If ESG factors are the same as ESG criteria, please consider uniformity of terminology. If they are distinct, please consider revising for clarity, including with respect to how ESG factors interact with ESG criteria.

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Response: Registrant views the reference to ESG criteria and ESG factors as synonymous and proposes to revise the referenced disclosure to refer only to “criteria” as follows:

“The fund’s approach to ESG investing incorporates fundamental research together with consideration of ESG ~~factors~~ criteria which may include, but are not limited to, those included in the following descriptions. Environmental ~~factors~~ criteria include, for example, a company’s or issuer’s carbon intensity and use of resources like water or minerals. ESG measures in this area might include plans to reduce waste, increase recycling, raise the proportion of energy supply from renewable sources, or improve product design to be less resource intensive. Social ~~factors~~ criteria include, for example, labor practices and supply chain management. ESG measures in this area might include programs to improve employee well-being, commitment to workplace equality and diversity, or improved stewardship of supplier relationships and working conditions. Corporate governance ~~factors~~ criteria include, for example, board composition and executive compensation, as well as bondholders’ rights. ESG measures in this area might include improvements in board independence or diversity, or alignment of management incentives with the company’s or issuer’s strategic ESG objectives.”

10.	Comment: Each Fund’s principal investment strategies state that the Fund “may also invest in other fixed-income instruments[.]” Please detail the other types of fixed-income instruments the Fund will invest in and, as necessary, provide corresponding disclosure in the Fund’s principal investment risks.

Response: Registrant will provide additional disclosure regarding the other types of fixed-income instruments for each Fund as follows:

Putnam ESG Core Bond ETF:

“In addition to the main investment strategies described above, the fund may make other types of investments, such as assignments of and participations in fixed and floating rate bank loans, investments in hybrid and structured bonds and notes, and preferred securities that would be characterized as debt securities under applicable accounting standards and tax laws.”

Putnam ESG High Yield ETF:

“In addition to the main investment strategies described above, the fund may make other types of investments, such as investments in equity securities, asset-backed, hybrid and structured bonds and notes, preferred securities that would be characterized as debt securities under applicable accounting standards and tax laws, and assignments of and participations in fixed and floating rate bank loans.”

Putnam ESG Ultra Short ETF:

“In addition to the main investment strategies described above, the fund may make other types of investments, such as investments in hybrid and structured bonds and

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notes, and preferred securities that would be characterized as debt securities under applicable accounting standards and tax laws.”

Registrant believes that the disclosure under “Fixed-income investments risk” appropriately covers the risks associated with these additional referenced fixed-income instruments and therefore does not believe additional risk disclosure is necessary.

11.	Comment: Each Fund’s principal investment strategies state that the Fund “may also use derivatives, such as futures, options, certain foreign currency transactions and swap contracts, for both hedging and non-hedging purposes.” Please elaborate on how derivatives will be used for non-hedging purposes and what these non-hedging purposes are. For additional guidance, please refer to the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).

Response: Registrant has reviewed the derivatives disclosure in light of the Barry Miller Letter and believes that the disclosure appropriately summarizes the types of derivative instruments the Funds use as part of their principal investment strategies and how such instruments are used for hedging and non-hedging purposes. Nevertheless, Registrant will modify the disclosure under “Derivatives risk” in the statutory prospectus as follows:

“Derivatives risk. The fund may engage in a variety of transactions involving derivatives, such as futures, options, [certain foreign currency transactions]2, credit default, total return and interest rate swap contracts and to-be-announced (TBA) commitments. Derivatives are financial instruments whose value depends upon, or is derived from, the value of something else, such as one or more underlying investments, pools of investments, indexes [or currencies]3. The fund may make use of “short” derivatives positions, the values of which typically move in the opposite direction from the price of the underlying investment, pool of investments, index or currency. The fund may use derivatives both for hedging and non-hedging purposes. For example, the fund may use derivatives to increase or decrease the fund’s exposure to long- or short-term interest rates (in the United States or abroad), adjust the term of the fund’s U.S. Treasury security exposure, adjust the fund’s positioning on the yield curve (a line that plots interest rates of bonds having equal credit quality but differing maturity dates) [or to take tactical positions along the yield curve [or to a particular currency or group of currencies,4] or as a substitute for a direct investment in the securities of one or more issuers. However, the fund may also choose not to use derivatives based on Putnam Management’s evaluation of market conditions or the availability of suitable derivatives. Investments in derivatives may be applied toward meeting a requirement to invest in a particular kind of investment if the derivatives have economic characteristics similar to that investment.

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[2]	This reference will be excluded for Putnam ESG Ultra Short ETF.
[3]	This reference will be excluded for Putnam ESG Ultra Short ETF.
[4]	This reference will be excluded for Putnam ESG Ultra Short ETF.
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Derivatives involve special risks and may result in losses. The successful use of derivatives depends on Putnam Management’s ability to manage these sophisticated instruments. Some derivatives are “leveraged,” which means they provide the fund with investment exposure greater than the value of the fund’s investment in the derivatives. As a result, these derivatives may magnify or otherwise increase investment losses to the fund. The risk of loss from certain short derivatives positions is theoretically unlimited. The value of derivatives may move in unexpected ways due to unanticipated market movements, the use of leverage, imperfect correlation between the derivative instrument and the reference asset, or other factors, especially in unusual market conditions, and ~~may result in increased~~ volatility in the value of derivatives could adversely affect the fund’s returns, obligations and exposures. Other risks arise from the potential inability to terminate or sell derivatives positions. Derivatives may subject the fund to liquidity risk due to the obligation to make payments of margin, collateral, or settlement payments to counterparties. A liquid secondary market may not always exist for the fund’s derivatives positions. In fact, ~~many~~ certain over-the-counter instruments (investments not traded on an exchange) will not be liquid. Over-the-counter instruments also involve the risk that the other party to the derivatives transaction will not be willing or able to meet its obligations with respect to the derivatives transaction and the related risk of having concentrated exposure to a counterparty. Derivatives transactions may also be subject to operational risk, including due to documentation and settlement issues, system failures, inadequate controls and human error and legal risk due to insufficient documentation, insufficient capacity or authority of a counterparty, or legality or enforceability of the derivatives contract. For further information about additional types and risks of derivatives ~~and the fund’s asset segregation policies~~, see Miscellaneous Investments, Investment Practices and Risks in the SAI.”

Registrant notes that additional disclosure describing the Funds’ investments in derivatives is included in the Miscellaneous Investments, Investment Practices and Risks section of the Statement of Additional Information.

12.	Comment: Each Fund’s principal investment strategies refer to limiting tail risk in credit portfolios. Please clarify what this means in plain English.

Response: Registrant plans to modify the disclosure referencing “tail risk” to provide additional clarification in plain English as follows:

“Putnam Management believes that this approach contributes to a more nuanced assessment of an issuer’s credit profile which can limit tail risk in credit portfolios (i.e., the risk that the price of a portfolio may decrease by more than three standard deviations from its current price) and ratings volatility.”

Prospectus Summary – Principal Investment Strategies/Prospectus – Fund Details

13.	Comment: Each Fund’s principal investment strategies state: “[i]n addition to bonds, the [F]und may also invest in other fixed-income instruments, including loans.” Please clarify the types of loans each Fund will invest in and, if necessary, provide corresponding disclosure in the Fund’s principal investment risks.
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Response: As noted in the response to comment 10, Registrant plans to add a reference to “bank” before loans. Registrant respectfully notes that the prospectus includes disclosure regarding “floating rate obligations risk.”

Prospectus Summary – Fund Management

14.	Comment: The Fund Summary—Sub-Advisor section states that “PIL does not currently manage any assets of the fund.” Please supplementally clarify the function of the sub-adviser and confirm that no Fund fees will be paid to the sub-adviser.

Response: Although, as disclosed in each Fund’s prospectus, PIL is not currently managing any assets of the Funds, PIL has entered into contractual arrangements with respect to the management of Fund assets and may manage Fund assets in the future. Registrant notes that PIL’s responsibility for the Funds under those arrangements is not limited to day-to-day management of the Fund’s holdings of cash and cash equivalents. Rather, as disclosed in the section Fund Details—Fund Management of the Fund’s prospectus, PIL may manage any Fund assets as may be designated from time to time for its management by Putnam Management, which may include any Fund assets that are not cash or cash equivalents. Registrant confirms that no fees will be paid to PIL unless it is actually managing Fund assets. As disclosed in the section Fund Details—Fund Management of the Fund’s prospectus, “[i]f PIL were to manage any [F]und assets, Putnam Management (and not the [F]und) would pay a quarterly sub-management fee to PIL for its services.”

Putnam ESG Core Bond ETF and Putnam ESG Ultra Short ETF

Prospectus

Prospectus Summary – Principal Investment Strategies

15.	Comment: Please clarify the purpose of the following sentence: “Putnam Management believes that securitized debt instruments present unique challenges in applying ESG criteria due to the presence of various asset types, counterparties involved, and the complex structure of the securitized debt market along with a lack of available ESG-related data.” The staff notes that it is not clear whether this sentence means that the Funds will not invest in securitized investments due to the lack of available ESG-related data. If the Funds will invest in securitized investments, please: (i) explain how the lack of available ESG-related data does not render such investments inconsistent with the Funds’ ESG mandate and 80% test; and (ii) include corresponding disclosure in the Funds’ principal investment risks.

Response: As noted in the principal investment strategies disclosure, Putnam ESG Core Bond ETF and Putnam ESG Ultra Short ETF may invest in securitized debt instruments. Registrant has revised the disclosure as follows to make it clearer that investments in securitized debt instruments are contemplated:

“Putnam Management believes that securitized debt instruments present unique challenges in applying ESG criteria due to the presence of various asset types,

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counterparties involved, and the complex structure of the securitized debt market along with a lack of available ESG-related data. In evaluating securitized debt instruments for potential investment, Putnam Management ~~uses~~ takes a broad approach, analyzing both the terms of the transaction, including the asset type being securitized and structure of the securitization, ~~and~~ as well as key ~~servicing relationships~~ counterparties. Opportunities are analyzed at the asset level within each securitization and each subsector to identify assets that meet relevant ESG thresholds.”

Registrant has also revised the third sentence under “ESG investing risk” as follows to identify the risk of lack of available optimal ESG-related data.

“In evaluating an investment opportunity, Putnam Management may make investment decisions without the availability of optimal ESG-related data (which may be even less available with securitized debt instruments) or based on information and data that is incomplete or inaccurate.”

Registrant does not believe that the lack of optimal ESG-related data will foreclose the ability to invest in securitized debt instruments based on Putnam Management’s disclosed ESG investment approach.

16.	Comment: Please consider revising the following sentence for plain English: “Additionally, Putnam Management incorporates relevant ESG impacts of the originator, servicers, or other relevant counterparties.”

Response: Registrant will revise the disclosure as follows:

“Additionally, in evaluating securitized debt instruments, Putnam Management ~~incorporates~~ analyzes relevant ESG ~~impacts of~~ criteria regarding the originator, servicers, or other relevant counterparties.”

17.	Comment: Please provide additional detail regarding the ESG and non-ESG factors referenced in the following sentence: “In the sovereign debt sector, Putnam Management uses quantitative modeling and fundamental research to evaluate countries across a variety of ESG and non-ESG factors.”

Response: Registrant will modify the disclosure as follows:

“In the sovereign debt sector, Putnam Management uses quantitative modeling and fundamental research to evaluate countries across a variety of ESG factors (i.e., natural resource dependence and level of public corruption) and non-ESG factors (i.e., global economic conditions, market valuations and technicals). Putnam Management believes that sovereign issuers with better ESG scores generally benefit from lower borrowing costs and that ESG factors may influence the perception of the credit risk of a country’s debt. Countries are evaluated both on current ESG metrics and the extent of recent progress.”

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18.	Comment: Each Fund’s principal investment strategies state that “Putnam Management considers fundamental aspects at the country level[.]” Please provide a geographic descriptor (i.e., a geographic region in which the Fund can consider investments) in asset selection and provide corresponding disclosure in the Fund’s principal investment risks such as foreign, frontier or emerging markets risks, as applicable.

Response: Putnam ESG Ultra Short ETF will only invest in U.S. issuers. Putnam ESG Core Bond ETF intends to invest mainly in U.S. issuers although the Fund may invest in non-U.S. issuers, but as reflected in the Registration Statement, non-U.S. investments are not a primary focus of the Funds. Registrant notes that the statutory prospectus includes a risk factor “Foreign investments risk.”

19.	Comment: Please include disclosure that states that it is harder to come by reliable ESG information in certain places due to the lack of regulation or reporting requirements.

Response: Registrant will add the following disclosure to the “ESG investing risk” disclosure:

“ESG information from third-party data providers may be incomplete, inaccurate or unavailable, particularly with respect to companies in emerging market countries, which may adversely impact the investment process.”

Putnam ESG Core Bond ETF

Prospectus

Prospectus Summary – Principal Investment Strategies

20.	Comment: Please consider adding disclosure in the Fund’s principal investment risks regarding the Fund’s investments in below-investment-grade debt.

Response: Registrant notes that “Credit risk” includes the following disclosure regarding below investment-grade debt:

“Investments rated below BBB or its equivalent are below-investment-grade in quality (sometimes referred to as “junk bonds”) and may be considered speculative. This rating reflects a greater possibility that the issuers may be unable to make timely payments of interest and principal and thus default. If a default occurs, or is perceived as likely to occur, the value of the investment will usually be more volatile and is likely to fall. The value of a debt instrument may also be affected by changes in, or perceptions of, the financial condition of the issuer, borrower, counterparty, or other entity, or underlying collateral or assets, or changes in, or perceptions of, specific or general market, economic, industry, political, regulatory, geopolitical, environmental, public health, and other conditions. A default or expected default could also make it difficult for the fund to sell the investment at a price approximating the value Putnam Management had previously placed on it. Lower-rated debt usually has a more limited market than higher-rated debt, which may at times make it difficult for the fund to buy or sell certain debt instruments or to establish their fair values.”

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Accordingly, Registrant believes that the existing disclosure appropriately addresses the risks of investing in below investment-grade debt.

Prospectus Summary – Principal Investment Risks

21.	Comment: Please include foreign investment risk disclosure.

Response: As noted in the response to comment 17, the Fund intends to invest mainly in U.S. issuers but the Fund may also invest in non-U.S. issuers, although non-U.S. issuers are not a primary focus of the Funds. Registrant notes that “Foreign investments risk” is included in the risk disclosure in the statutory prospectus but Registrant does not view foreign investments risk as a principal risk for the Fund. Accordingly, Registrant respectfully declines to revise the disclosure.

22.	Comment: With respect to the “Derivatives Risk”, please tailor the disclosure to reflect how the Fund is managed.

Response: Please refer to the response to comment 11 for modified disclosure under the caption “Derivatives Risk” that Registrant believes appropriately reflects how the Fund is managed.

Putnam ESG High Yield ETF

Prospectus

Prospectus Summary – Principal Investment Strategies

23.	Comment: The first paragraph of the Fund’s principal investment strategies states:

“The [F]und invests mainly in bonds that have one or more of the following characteristics: (1) are obligations of U.S. companies or issuers, are below investment grade in quality (sometimes referred to as “junk bonds”), and (2) have intermediate- to long-term maturities (three years or longer).”

The staff notes that a discussion of ESG immediately follows this sentence and could be considered a third characteristic. The staff further notes that each of (1) and (2) have multiple sub-characteristics. Please clarify whether only two characteristics are being described in this paragraph.

Response: Registrant will revise the disclosure as follows:

“The fund invests mainly in bonds that are below investment grade in quality (sometimes referred to as “junk bonds”) with a focus on companies or issuers that Putnam Investment Management, LLC (“Putnam Management”), the fund’s investment manager, believes meet relevant environmental, social or governance (“ESG”) criteria on a sector-specific basis (“ESG criteria”). The fund invests mainly in bonds that also have one or more of the following characteristics: (1) are obligations of U.S. companies or issuers~~, are below~~

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investment grade in quality (sometimes referred to as “junk bonds”), and (2) have intermediate- to long-term maturities (three years or longer).”

24.	Comment: If the Fund will invest in securities of non-U.S. issuers, please state this in the Fund’s principal investment strategies and provide corresponding disclosure in the Fund’s principal investment risks.

Response: The Fund intends to invest mainly in securities of U.S. issuers although the Fund may also invest in non-U.S. issuers but, as reflected in the Registration Statement, non-U.S. issuers are not a primary focus of the Fund. Registrant notes that “Foreign investments risk” is included in the risk disclosure in the statutory prospectus but Registrant does not view foreign investments risk as a principal risk for the Fund. Registrant will modify the disclosure to replace the word “geography” with “location” as follows:

“Putnam Management believes that ESG considerations are best analyzed in combination with a company’s or issuer’s fundamentals, including a company’s or issuer’s industry, ~~geography~~ location, strategic position, and key relationships.”

Prospectus Summary – Principal Investment Risks

25.	Comment: With respect to “Fixed-Income Investments Risk”, please tailor the risk disclosure to high yield debt instruments, which have unique and heightened risks distinct from traditional fixed-income securities.

Response: Registrant notes that the disclosure under “Credit Risk” addresses the unique and heightened risks of high yield debt instruments. Registrant will add a cross reference under the caption “Fixed-Income Investments Risk” to the “Credit Risk” disclosure regarding high yield debt instruments.

26.	Comment: With respect to “Floating Rate Loan Risk”, please provide corresponding disclosure in the Fund’s principal investment strategies.

Response: Registrant will modify the following sentence in the Fund’s principal investment strategies disclosure as follows:

“In addition to bonds, the fund may also invest in other fixed-income instruments, including bank loans.”

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Putnam ESG Ultra Short ETF

Prospectus

Prospectus Summary – Principal Investment Strategies

27.	Comment: The Fund’s principal investment strategies state that the Fund “invests in a diversified portfolio of fixed-income securities comprised of short duration. . .” Please clarify what duration is meant by “short duration.”

Response: In order to clarify that the Fund’s duration is determined at the portfolio level, Registrant will modify the disclosure as follows:

“The fund invests in a diversified short duration portfolio of ~~short duration~~ fixed-income securities comprised of investment-grade money market and other fixed-income securities with a focus on companies or issuers that Putnam Management, the fund’s investment manager, believes meet relevant environmental, social or governance (“ESG”) criteria on a sector-specific basis (“ESG criteria”).”

Registrant notes that the Fund’s principal investment strategies already includes the following disclosure:

“Under normal circumstances, the effective duration of the fund’s portfolio will generally not be greater than one year. Effective duration provides a measure of a fund’s interest-rate sensitivity. The longer a fund’s duration, the more sensitive the fund is to shifts in interest rates.”

Separately, Registrant plans to modify the disclosure regarding the weighted average life of the Fund as follows:

“Under normal circumstances, the dollar-weighted average portfolio maturity of the fund is not expected to exceed ~~three and one-half~~ four years.”

28.	Comment: The second paragraph of the Fund’s principal investment strategies states:

“The [F]und’s investments may include obligations of the U.S. government, its agencies and instrumentalities, which are backed by the full faith and credit of the United States (e.g., U.S. Treasury bonds and Ginnie Mae mortgage-backed bonds) or by only the credit of a federal agency or government-sponsored entity (e.g., Fannie Mae or Freddie Mac) mortgage-backed bonds), domestic corporate debt obligations, taxable municipal debt securities, securitized debt instruments (such as mortgage- and asset-backed securities), repurchase agreements, certificates of deposit, bankers acceptances, commercial paper (including asset-backed commercial paper), time deposits, Yankee Eurodollar securities and other money market

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instruments. The fund may also invest in U.S. dollar-denominated foreign securities of these types.”

Please include discrete principal investment risk disclosure for any instruments described in this paragraph that have unique and discrete risks apart from regular fixed-income products.

Response: Registrant believes that the disclosure under the caption “Fixed income investment risks” appropriately addresses the principal risks associated with the referenced instruments and that the risks associated with these investments are not so unique or discrete as to warrant separate risk disclosure in the principal investment risk section.

Prospectus Summary – Principal Investment Risks

29.	Comment: If applicable, please include geographic risk disclosure.

Response: Given that the Fund will only invest in securities of U.S. issuers, Registrant does not believe that disclosure regarding geographic risk is required. Registrant plans to delete the reference to “Foreign investments risk” in the prospectus.

PanAgora ESG Emerging Markets Equity ETF and PanAgora ESG International Equity ETF

Prospectus

Prospectus Summary – Principal Investment Strategies

30.	Comment: Please supplementally confirm that the Funds’ multi-manager relief includes language permitting the use of the sub-adviser’s name in the Funds’ names.

Response: Registrant confirms that the Funds do not operate pursuant to multi-manager relief. PanAgora Asset Management, Inc. is a wholly owned subsidiary of Putnam Investments, LLC.

31.	Comment: The first paragraph of each Fund’s principal investment strategies states that “PanAgora uses a proprietary framework using quantitative models that is based on three pillars: (1) identification of companies that offer above-market return potential based on their ESG characteristics; (2) identification of ESG metrics that are expected to have a material impact on a company’s returns; and (3) portfolio construction that integrates return and ESG metrics.” Please clarify each of the three pillars in plain English.

Response: Registrant will revise the disclosure as follows:

“PanAgora ~~uses~~ employs a proprietary framework using quantitative models that ~~is based on three pillars: (1) identification of~~ identify companies that offer above-market return potential based on their ESG metrics ~~characteristics; (2) identification of ESG metrics that are expected to have a material impact on a company’s returns; and (3)~~  together with other proprietary factors measuring a company’s financial and operational health and then construct a portfolio ~~construction~~ that integrates return potential and ESG metrics.”

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32.	Comment: Each Fund’s principal investment strategies state that “PanAgora believes that the manner in which a company addresses environmental issues is relevant to the company’s productivity and management capability.” Please also describe the Fund’s due diligence practices in applying its screening criteria to portfolio companies, including the underlying data that will be reviewed to determine whether a portfolio company meets its ESG criteria, and the sources of this data. For example: directly engaging with portfolio companies to better understand their ESG risks and practices; reviewing third-party scoring information or data sources; and/or conducting research using other types of information from either the Fund or an outside source.

Response: Registrant will include the following disclosure regarding the Funds’ due diligence approach:

“PanAgora uses advanced statistical and machine learning techniques, together with third-party and proprietary data sources, in evaluating companies’ ESG metrics and return potential.”

33.	Comment: Please explain if ESG factors are given equal weight when PanAgora evaluates its investments.

Response: The relative weightings that PanAgora gives among “E”, “S” and “G” factors are not constant and may change over time.

34.	Comment: Each Fund’s principal investment strategies state that “[i]n order to meet PanAgora’s ESG criteria, a company must have an ESG rating above 0. . .” Please explain where these ratings are coming from, how these scores are derived and who is scoring these investments. Please also describe the range of scores that are potentially applicable.

Response: PanAgora’s ESG ratings are based on its own internal proprietary scoring system. Companies are assigned an ESG rating that ranges from -2 to +2, although the range of scores may change over time as new companies are scored and/or as the scoring system evolves.

35.	Comment: Each Fund’s principal investment strategies state that the Fund’s “equity investments may include common stocks, preferred stocks, convertible securities, warrants, American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”).” Please include discrete risk disclosure for each of these investment types in the Fund’s principal investment risks.

Response: PanAgora believes that the disclosure under the caption “Common stock risk” captures the risks associated with common stocks, preferred stocks, ADRs and GDRs.

36.	Comment: Each Fund’s principal investment strategies state that “PanAgora may also consider other factors that it believes will cause the stock price to rise.” Please clarify the other factors that PanAgora will consider.

Response: Registrant has elected to delete this disclosure from the Funds’ prospectus.

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PanAgora ESG Emerging Markets Equity ETF

Prospectus

Prospectus Summary – Principal Investment Strategies

37.	Comment: A fund with a name suggesting investment in certain countries or geographic regions must have a policy to invest at least 80% of assets “in investments that are tied economically to the particular country or geographic region suggested by its name.” The Fund also must disclose in its prospectus the specific criteria that are used to select investments that meet this standard. The terms “emerging markets” or “frontier countries” require an 80% test under Rule 35d-1. The Fund should disclose the method by which it determines whether a country is an emerging market or frontier country. One method could be the country’s inclusion in an independent third-party list of emerging countries, such as those maintained by the World Bank and International Monetary Fund, or lists used by index providers such as FTSE, MSCI, or S&P.

Response: The Fund currently discloses an 80% test pursuant to Rule 35d-1, which states that “[u]nder normal circumstances, the [F]und invests at least 80% of the [F]und’s net assets in equity securities of emerging markets companies that meet PanAgora’s ESG criteria.” Registrant notes that the principal investment strategy states that “[e]merging markets include countries in the MSCI Emerging Market Index or countries that PanAgora considers to be emerging markets based on an evaluation of their level of economic development or the size and experience of their securities markets.” Accordingly, Registrant believes the current disclosure is appropriate and respectfully declines to make any changes in response to this comment.

Prospectus Summary – Principal Investment Risks

38.	Comment: With respect to “Industry or Sector Concentration Risk”, please provide corresponding disclosure in the Fund’s principal investment strategies.

Response: Registrant will add the following disclosure to the Fund’s principal investment strategies section:

“From time to time, the fund may invest a significant portion of its assets in companies in one or more related industries or sectors.”

39.	Comment: With respect to “Geographic Focus Risk”, if the Fund intends to concentrate in a particular sector, please provide corresponding disclosure in the Fund’s principal investment strategies.

Response: Registrant will add the following disclosure to the Fund’s principal investment strategy section:

“From time to time, the fund may invest a significant portion of its assets in companies in one or more related geographic regions, such as Asian or Pacific Basin countries.”

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PanAgora ESG International Equity ETF

Prospectus

Prospectus Summary – Principal Investment Strategies

40.	Comment: Please incorporate “international” into the Fund’s 80% test and disclose the associated investment criteria.

Response: The adopting release for the names rule states that the term “international” connotes “diversification among investments in a number of different countries throughout the world.” It further states that, although funds with “international” in their names are not subject to the names rule, the SEC would expect that such funds “will invest their assets in investments that are tied economically to a number of countries throughout the world.” We acknowledge that the SEC has proposed amendments to Rule 35d-1 that would subject funds with “international” in their names to the requirements of Rule 35d-1. However, given that the proposed amendments remain subject to Commission consideration of industry comments and potential modification, we respectfully decline to apply an 80% test with respect to the term “international.”

Prospectus Summary – Principal Investment Risks

41.	Comment: With respect to “Industry or Sector Concentration Risk” and “Geographic Focus Risk”, please provide corresponding disclosure in the Fund’s principal investment strategies section.

Response: Registrant will add the following disclosure to the Fund’s principal investment strategies section:

“From time to time, the fund may invest a significant portion of its assets in companies in one or more related industries or sectors. The fund may also invest a significant portion of its assets in one or more related geographic regions, such as European and Asian countries.”

* * * *

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at 617 760-0023. Thank you for your assistance.

Very truly yours,

Peter T. Fariel

Putnam Investments

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